Filed by TPB Acquisition Corporation I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lavoro Limited

Commission File No. 132-02855

Date: November 15, 2022

Below is a transcript of the November 10, 2022 Analyst Day presentation discussing the proposed business combination of TPB Acquisition Corporation I and Lavoro Limited. The video can be found in its entirety at the following link: https://www.youtube.com/watch?v=jah0kWSSX2Y.

Sizzle Video

We are Lavoro, a leading agricultural inputs retailer in Latin America. We provide valuable services to farmers across the region, advising our clients on key decisions all year long. We work to empower small and medium sized farmers so they can adopt breakthrough technology, innovation that transforms the land, and nourishes our global population sustainably.

The heart and soul of Lavoro is our world class team of technical sales representatives or agronomists. Our agronomists meet with well over 50,000 farmers every season, in the fields and at our retail locations. We provide a wide portfolio of seeds, crop protection, fertilizers, biologics, and other specialty products to serve farmers' needs. Our agronomists are trusted advisors to farmers.

At Lavoro, we operate at the forefront of agriculture and technology. Our vertically integrated specialty ag inputs business, Crop Care, is a rapidly growing supplier of biologics and specialty fertilizers in Brazil. At Crop Care, we use technology to help farmers nourish and protect crops from disease, pests, and weeds, with a growing selection of natural and sustainable products.

We are a scaled, profitable, growing business with significant headroom for years to come. We are now taking the next step in our evolution by partnering with The Production Board. TPB was founded by Dave Friedberg, who pioneered the ag tech sector by founding The Climate Corporation. TPB builds and invests in exciting businesses at the very frontiers of science and technology. Together, we will work to bring the best solutions to farmers so they can farm with confidence.

Slide 1

Daniel Fisberg:

Thank you so much for being here after such a long time. This is a very special day for Lavoro. As you know, it's our first investor and analyst day and we are very happy that you took the time to be here, either here in New York or also virtually.

My name is Daniel Fisberg. I'm a Managing Director at Patria Investments. I lead our investments in the agribusiness space and I'm also a board member at Lavoro.

So, just before we dive into Lavoro and the partnership with The Production Board, just very quickly on Patria - we are a leading alternative asset manager in Latin America. We manage today north of $27 billion, and the firm was founded more than 30 years ago. We have offices around the world, more than 10 today with 600 employees, and we do have a lot of experience in private equity, infrastructure, real estate, credit, and so on.

Private equity today represents around a third of everything we do at Patria and Lavoro is part of our Fund V. We started the thesis for this investment back in 2016, and our first investment was in 2017. This has been really a very successful case, a remarkable case for us, and we are very happy with the journey that the company went through. It was a really incredible combination of strong organic and inorganic growth over the past five, six years.

When we do look ahead, we still see a mosaic of opportunities for this company, either being more M&As, introducing new products, new technology, new services, entering new regions, new markets, etc., opening new stores. So very excited with what's ahead for Lavoro.

And really to take the company to this next level, to this next stage, we are very excited with the partnership with The Production Board. You will hear a lot about it today. And we are also very excited about the opportunity to list Lavoro in the US to really find all these opportunities that we are envisioning for Lavoro.

Hope you'll find this day entertaining, interactive. We'll try our best. And to really kick off the day, I'll ask my colleague, the CEO and founder of The Production Board, Dave, to guide you through the rest of the day. Thank you so much.

Slides 2-9 - Legal Disclaimer and Risk Factors Summary

Dave Friedberg:

All right. Good afternoon. Thank you. Thank you all for joining us this afternoon. Please read the legal disclaimers and risk factors at your convenience.

Slide 10 - Today’s Presenters

Dave Friedberg:

So I'm thrilled to be joined by the management team from Lavoro here today. I think you'll understand by the end of the session why we, at The Production Board, are so excited about the partnership with Lavoro and the significant investment that we're making in the business.

Slide 11 - Today’s Agenda

Dave Friedberg:

We're going to cover over the next two hours, I think, a really great overview that provides a little bit more depth and clarity than we've shared previously on the business. I'm going to share some high level points on what I think frame up a tremendous macro thesis for this business that extends beyond what I had shared in the previous presentation. And then Ruy and the rest of the management team will walk through each of the elements that we believe will drive growth, success, and future potential opportunities for the business, as well as highlighting one of the partnerships that's been forged between Lavoro and one of The Production Board's portfolio businesses — Pattern Ag — and Rob Hranac from Pattern Ag will be sharing an overview of that product and a demo. And then we'll be doing a deeper dive on the financial model build, and have an opportunity for Q&A. Following Q&A, we have a few breakout rooms, and so we can spend some more time together before the cocktail hour.

Slide 12 - Looking Ahead: Why we are excited about LatAm agriculture

Dave Friedberg:

So as mentioned, I'm going to highlight why I think this opportunity in Latin American agriculture is so unique at this moment in time.

Slide 13 - TPB Investment Thesis

Dave Friedberg:

I've highlighted in our previous presentation this slide, and I think that most folks in this room are familiar with this broad set of theses that there is a high level of instability in global food supply chains as a result of climate change, and the lockdowns associated with COVID, and supply chain disruptions that have arisen. And more recently, the conflict in Ukraine. And I think the WASDE report recently showed that we're in 10 year lows in terms of stock ratios globally.

Latin America has so much production potential, and I think we've got a couple of the key ratios that we'll be walking through here in a moment. And given its geopolitical isolation, we think that the region really will be called upon to produce more calories in a more meaningful and sustainable way in the years and decades ahead.

The small and medium farmer represents about two third of the acreage in the region, and the way to drive behavioral change and increase productivity ultimately has to happen with boots on the ground with the ag retailer, with the trusted advisor that helps inform each of those growers what to buy and how to use those products to improve their productivity and their sustainability. And that's why we are so excited about Lavoro.

Slide 14 - We believe Latin American agriculture market growth is at an inflection point

Dave Friedberg:

But just taking a step back once again, Latin American agriculture, we think, is at an inflection point in terms of growth. And our thesis is that there are three major drivers for this. The first is one that I'll highlight, which I think most folks who cover the market in this room are intimately familiar with, which is the emerging technologies that are really transforming agriculture and global productivity. The second is why there's a unique demographic profile with the Latin American farmer. And finally, is where we think there's an opportunity to have a much more integrated service offering in this region than we see elsewhere.

Slide 15 - Three major technology trends are driving extensive change in global agriculture

Dave Friedberg:

So starting with the technology trends, I think it goes without saying, but we are seeing, call it a renaissance, in technology, multiple types of technologies, being applied to the agricultural markets that are really transforming our, as a species, ability to produce more with less. And we're seeing this come from three key pillars of technology — digital, genome engineering, and biologicals — each of which have the potential to improve yield per acre at a lower cost and do it in a more sustainable way. So I'm going to just take a moment on each one of them.

Slide 16 - Several key technologies are driving digital predictions and prescriptions in agriculture

Dave Friedberg:

We sold The Climate Corporation to Monsanto in 2013, and I think a large part of the success that we had in building that business to that point, and in the years that followed, was the ubiquity of cellular access in the Midwest, particularly in the Midwest of the US that arose with the proliferation of 3G networks, beginning around 2006, 2007, 2008. And it was really around 2008 that we saw mobile internet adoption climb in rural areas in the US. And if you think about it, farmers are not knowledge workers. They did not grow up using desktop computers in an office. So their first access to the internet really happened when cell phone networks reached into those rural areas and they had their first cell phone.

And so there are a set of technology trends that are driven by Moore's Law — the cost of technology declines by roughly 50% every 18 months. One of which is that we're seeing ubiquitous cellular access, so the ability to connect to the internet from nearly anywhere on the earth. The second is that the ability to sense the physical world has been transformed in the last two decades. The cost of little sensors that can be used to pick up everything from weather data, to farm equipment data, to cell phone data, to scouting imagery — the cost of those sensors has declined so precipitously that they too are basically ubiquitous. And then the cost of transmitting the data from those sensors, processing that data, and building predictive models using all of that data has declined with Moore's Law.

And as a result, we see tremendous ability for software to make highly predictive agronomic recommendations to growers. And this is really going to transform every crop input market — what seed to buy, what fertilizers to use, how much to use, when to apply them. And there's a spectrum and a continuum that we've been seeing realized in the markets over the past decade and a half that we think is really just in its nascent stages in Latin America.

Slide 17 - The full technology stack is already in place to deliver digital productivity gains

Dave Friedberg:

And all of the technology stack exists to do this today. It's estimated that north of 80% of combines and planters in the United States have a planting monitor or yield monitor in the cab. And that data is being utilized to drive these agronomic models and make personalized recommendations back to growers. Those recommendations can be delivered wirelessly. And almost all of the farm equipment, as many of you know, is already equipped to handle variable rate technology — so prescription maps, delivered into the cab, driving the equipment, and ultimately delivering higher yield with less inputs.

Slide 18 - We are at the cusp of an accelerated transition from analog to digital breeding

Dave Friedberg:

The second key technology pillar is in genomics. Plant breeding goes back to the dawn of agriculture. And historically plant breeding was done using phenotyping, looking at a plant when you do a cross and choosing which plants to progress in your breeding cycle. As DNA sequencing costs decline faster than Moore's Law over the past 20 years, what used to cost $100 million now costs $100. We've now had the ability, over the last several years, the last decade or so, to use molecular breeding or marker assisted breeding. And so we're seeing a revolution in seed technology, where instead of measuring the phenotype, we're measuring the genotype to advance breeding programs. And more recently in the last 10 years, with the advent of CRISPR and other precision gene editing technologies, we're seeing very specific edits being made that can actually do a much more engineered advancement of breeding in a non-transgenic way.

And so I think this is a very important trend because the potential of seed, and the yield potential of seed, is accelerating. And so when yield potential accelerates, we see obviously farmers spend more per acre and adopt that technology in an accelerated way.

Slide 19 - Biologicals: Microbes, and/or microbial proteins, can be harnessed to improve agricultural outcomes

Dave Friedberg:

And the third key technology category is biologics. Because of that low cost of DNA sequencing, as we mentioned prior, we've seen an ability to understand what's going on in the soil, in the microbial world, that was never possible or visible to us before — and Rob from Pattern Ag will share more on this in a moment — but it has really allowed us to take the concept of biologics, which is the idea of using microbes, or the proteins produced by microbes, as an alternative to traditional synthetic crop chemistry, and make it a reality. Because historically, the products were selected ad hoc; randomly field trials would fail; and there would be a long development cycle with not a lot of success.

Today, we're able to see much more success coming out of biologics programs. And as a result, the efficacy of these products and the ROI for farmers is quite significant across many categories. And we're seeing that in terms of the growth of the biologics market, particularly in Brazil, which will be highlighted here in a moment.

Slide 20 - We believe Latin American farmers are poised to adopt, and are already benefiting from, these transformational technologies

Dave Friedberg:

So these three key technology trends are underscoring the opportunity for improved ag productivity and improved sustainability in agriculture for the years and decades ahead. And we think that Latin American farmers, and particularly Brazilian farmers — which I'm going to highlight details on in a moment here — are uniquely poised to adopt these technologies and benefit from them. And as a result, we believe this will translate into more dollars spent, and the benefit will ultimately accrue to a business like Lavoro.

Slide 21 - Strong investment cycle: Brazilian farmers can invest more, and more quickly, than U.S. farmers

Dave Friedberg:

So a couple of key statistics that we think are highly relevant when looking at this market. In the United States, it's estimated that roughly 39% of acres are rented. And when you get into corn and soybeans in the Midwest, this number is actually higher. In Brazil, the rented acres is just under 9%. And the operating margin, according to the USDA, for the average US farmer is 4.3%. I believe for corn and beans, it's between 6% and 8% on average. And you compare that to the report from Rabobank of 46% average operating margin for a Brazilian farmer. It really speaks to the reason that we've seen such a tremendous growth curve in the region, as Brazilian farmers have more profitable dollars to reinvest in new technology to expand their operation and improve their production cycle.

And there's more room to grow and to accelerate that growth. And that's because we might argue, the Brazilian farmer's underlevered and underprotected. The crop insurance market in Brazil only represents about 21% of the growers compared to 74% in the United States. So as the crop insurance market grows and matures, we would expect, like we have seen around the world, the adoption of a safety net mechanism will increase the spend per acre of the farmer as they're willing to take on more risk and make a bigger investment.

And similarly, in the credit-to-production ratio. So this ratio is the total credit outstanding divided by the total agricultural production value in that market. So the credit-to-production ratio in the United States is 1.15x compared to 0.34x in Brazil. So again, as the credit markets mature in Brazil, we would expect those farmers to have more capital to continue to invest in their ag inputs and to drive greater productivity out of their farms.

Slide 22 - Favorable demographics in Brazil expected to accelerate the agricultural technology adoption cycle

Dave Friedberg:

And demographically, we think that Brazilian farmers are also more likely to adopt new technology or to accelerate technology adoption. So, the average age of a Brazilian farmer is 40 years old compared to 57.5 years old in the United States. Very internet native and very digitally native, much more so than perhaps the US farmer. They're already adopting genetically modified seed technology at the same rate as the US, which is near ubiquity. And there's opportunity that we think will arise in accelerated growth just to get to parity with the US market. Biopesticides, which you'll hear a little bit more about today in terms of the portfolio of solutions that Lavoro's Crop Care Division offers, is only a 3% adoption rate in Brazil compared to 12% in the United States as a percent of the total crop protection market.

And variable rate technology, we talked a little bit about the tools that digital enables, and the equipment that has now become standard with variable rate technology, it's still only utilized at an under 10% rate in Brazil compared to 70% in the US. And when we sold Climate Corp to Monsanto in 2013, I think this number in the US was closer to what we see in Brazil today. So we really do expect this inflection point to kind of kick in in the next couple of years.

And finally, soil testing. We talk a little bit about those digital tools. Those digital tools and the decisions that farmers are making on what to buy, what products to use, and how to use them, requires data. One of the key pieces of data required in agriculture is a measurement of the soil — what is the chemistry, how much nitrogen, phosphorous, potassium, and other micronutrients are in that soil? So nearly 98% of US farmers have done soil testing at least once in the prior five years. We don't know what that number is fully in Brazil. And there's a tremendous opportunity because we think once Brazilian farmers start to run soil testing, it becomes a great services business, like we see in the US, and it also provides a mechanism for increasing productivity and increasing spend per acre.

Slide 23 - Due to its unique history and the role of the federal government, the market for service providers to farmers is highly fractured in the U.S.

Dave Friedberg:

And I'll highlight one more point that I think presents an opportunity over the longer term. So those are all the digital, the technology, and the demographic profile, that I think is really going to drive adoption and acceleration of investment cycles by farmers in Brazil. But I think there's also another opportunity beyond that, and that is to offer integrated services. In the United States, the average farmer has roughly five or more trusted advisors, as they would call them. They go to their crop insurance agent to get their crop insurance. They go to their loan officer to get their credit, to get their loans. They go to their agronomist at their retail or co-op to get recommendations about what to buy and what products to use. They go to their equipment dealer to buy their equipment. And they go to a merchandiser, or co-op, or an elevator, to sell their grain.

Each of these different advisors arose in the United States because of the way that the market evolved, starting in the 1930s, with the federal government's role in providing debt and insurance to support the farming communities. We think that the Brazilian and the Latin American market may not evolve in the same way, and that it is more likely to evolve into a much more integrated service offering…

Slide 24 - As the market matures, we believe LatAm farmers will have fewer, better integrated service providers and service offerings

Dave Friedberg:

…where you could see many of those services being offered by one or a fewer number of unified service providers. That doesn't necessarily mean that an ag retailer necessarily needs to only offer agronomic advice, but may also offer things like financial services, credit, crop insurance, and so on. And you'll hear more about those opportunities from the Lavoro team as we go through the sessions here today.

So, I think one way to think about how much upside there is across each of those categories is to look at these relative ratios. And so when we look at the total harvested acreage in Brazil versus the United States, it's roughly 86% of the acres. Ag production, however, is only 44% of US ag production. And remember, this is a region that potentially has generally two seasons and sometimes more per year. So theoretically, we should see a ratio that's greater than parity between these two countries. The crop input market is only 54%. The ag equipment market's only 43%. And again, I think that the bottom two really highlight a tremendous financial services opportunity in the region, which is the credit and crop insurance markets at 15% and 14%, respectively speaking.

So again, I want to bring this up because these markets should mature. They should ultimately reach parity, and in some cases, we believe exceed that of the US market. And we think that there's an opportunity to be a singular service provider to help accelerate this change. And we think that the market is already realizing this outcome.

Slide 25 - Why Lavoro?

Dave Friedberg:

So you'll hear more from the Lavoro team today. I'll restate a slide that we shared in our original investor deck, and explain why we're so excited about Lavoro. The macro obviously speaks for itself. We believe in this thesis. We believe in the opportunity for Brazil and Latin American agriculture.

Lavoro is the number one ag input retailer in Brazil, servicing over 50,000 farmers, with nearly 900 RTVs across nearly 200 stores. They're the market leader but only have 10% market share. So tremendous opportunity for further consolidation, and you'll hear from the team today why they are, in our opinion, the best in terms of identifying targets, executing against those opportunities, integrating them, and driving value. And so this is a business that is... And then you'll hear more about the Crop Care business, which as we mentioned before, we think represents the next evolution in crop inputs.

So this is a business that's a market leader in a growing market — a market that we believe is at an inflection point. It's rapidly growing, it's profitable, and we're paying, we think, a very reasonable multiple as part of this transaction to become shareholders in the company. And we'll review the comparables on the transaction multiple towards the end.

Slide 26 - LatAm Ag Retail 101

Dave Friedberg:

So I’m really excited for you to hear more from the management team, and really appreciate everyone taking the time. I know it's not often that you're asked to come and do an in person Investor Day or Analyst Day; we've all kind of moved to Zoom. So we're really appreciative of your time, and thank you guys for being here.

Ruy Cunha:

Thanks Dave, and welcome everybody. Thanks for being here today. I'm Ruy Cunha, CEO of Lavoro. I think I met some of you guys, but for those who I haven't met, I've been working in Lavoro since 2018. So at that time, Lavoro was a small retailer with a big vision. Prior to Lavoro, I worked for AgCo, an ag machinery global company. So I've been really dedicated to farming in LatAm for the last 12 years.

And over that decade, I could see the amazing growth in production and growing importance of Latin America in global ag. As Dave was mentioning, we strongly believe in the potential of this region, not only because of what already happened, but what we see that can happen in the near future.

Brazil is a leading force in the agriculture of LatAm. So I would like to start talking about Brazil.

Slide 27 - Brazil ag inputs growth drive by secular factors that we expect are here to stay

Ruy Cunha:

So if you just take a look on the production of some of the main commodities in Brazil — so we're talking soy and corn — you’ll see that over the last decade, Brazil has experienced a significant growth in production. So we see over the last decade, something around 70% growth in the production of soy and corn. You also see a higher penetration of corn as the second season becomes more prevalent, so farmers are producing more. Brazil already represents 9% of global production of corn and 35% of global production of soybean. We see that happening because of higher investments, as Dave mentioned, higher investments that farmers are making in their property. As they make higher investments, they become more productive.

And they're investing in technology. Just as an example, technology in seeds. So better seeds have enabled us to produce two, sometimes three crops, per year. With that, farmers are getting more income per acre in their land. With more income per land, they're also investing more in their property, in more technology, and this creates a positive momentum.

Brazil also has an amazing capacity to expand area. So if you just take the current pasture land, and we expand the agricultural land, we have an opportunity of almost 116 million acres of potential expansion of farmland just by entering in pasture land. This is equivalent to the harvest area in Argentina today. So it's a pretty big opportunity that we see over the next years.

Slide 28 - Small-mid size farmers will play a major role in the future growth of Brazil ag inputs

Ruy Cunha:

Now, we expect that a significant part of this growth will come from a very specific segment, which is the mid and small size farmers. And why is that? For a few reasons. First, because this is a very relevant segment. They represent 65% of the agricultural land. We're talking about farmers that have between 250 and 25,000 acres. They are not only relevant, but they also have an important technology gap. So if you see the production and the gains in productivity over the last years, you see that the large farmer — they increase more production than the mid-size and small-sized farmer.

But this trend is actually changing now. As we mentioned, they're making more money and they're investing more. So they have a big technology gap to close, but now they have the right conditions to do so. They have higher income. The equipment in Brazil — the fleet of equipment in Brazil — has been updated over the last years. And also the access to technology is becoming easier and cheaper as infrastructure improves. So again, a lot of the growth will come from this particular segment in the market.

Slide 29 - Ag retailers are the critical link in the agribusiness value chain for small-mid size farmers

Ruy Cunha:

And retailers are the critical link in the value chain in this market. So if you take all the inputs that move from manufacturers to farmers — 41% of this flow comes through retailers and retailers are basically dedicated to serve small and mid-sized farmers. So their importance in the value chain is obvious. And the retailer plays a very important role in the sense that the retailer is the trusted advisor to farmers. Differently from big farmers, small- and mid-sized farmers, they have retailer as their trusted local advisor who helps them to take better agronomic decisions. So this relationship is based on trust and is based on the historical between retailers and farmers.

Slide 30 - The retail segment is now passing through a consolidation wave

Ruy Cunha:

Now, the retail segment is passing through an interesting movement and it's a wave of consolidation. But for us to understand this wave of consolidation, let's first understand how the retail came to be in Brazil in the first place. So retailers, the typical small mom-and-pop retailer was formed by former multinational employees. So we're talking about salespeople that came from Bayer, Syngenta, BASF, that they were incentivized by those companies to leave open a channel to help them access a specific part of the market that was not being well served because the cost serve was way too high. And then they became a channel that was almost exclusive to this brand. So I would become a Bayer channel or a BASF channel. So they have a limited portfolio and also limited size. So usually they had one store.

Now, as they grew, they started to add new products to their portfolio. So they started to add fertilizers and then also seeds. And then they also started to open up new stores and putting together a small network of retailers. So this marks the second part of the transformation. We have expansion in the portfolio, a small expansion in area, but the way to serve the client hasn't fundamentally changed. It's just doing the same thing in more stores.

Now comes the third part. Now, farmers need to increase yield, and they are actually increasing yield, and they're investing more, and they demand better products, and they demand higher technology, and they want more from the retailers. And in order to offer better services, retailers need to have scale, and to have scale, retailers need to have capital. So, this is why players like Lavoro — well-capitalized strategic investors — are gaining share, creating this new breed of retailers, a large size independent retailer, which is now being the consolidation movement in this market. So if you see in '16, the top 10 companies in Brazil, they had 22% of the market, and now this top 10 retailers in Brazil, they have almost 40%. So the movement is already happening, even though we still see a lot of potential to continue doing this consolidation.

Slide 31 - A new model of retail is developing: scaled, fully independent retailers are leading

Ruy Cunha:

Now, looking at the markets, we see three main models of retailers. The first one is the traditional small mom-and-pop retailer. So those guys already mentioned their main characteristics. I think one thing that is interesting to say is that according to ANDAV, which is the main retailer association in Brazil, 89% of their associates, retailers are still owned by their original founder. So almost 90% of those companies are still owned by the original founder. In three out of four in this segment, they are open to M&A discussions. So they already understood that in order to prevail in this market, scale will be critical.

Now we have a second type of retailer, which is the retail arms of ag inputs suppliers. Retail arms of ag inputs suppliers is more a recent phenomenon that a few manufacturers or a few suppliers have adopted this model. In our understanding, it was basically to solve some specific regional access problems that they had. So they'll have a problem with access in a specific part of the market and then they will start opening their own retail stores. We do see this movement as having challenges to expand though. First, because it's not the priority of those manufacturers; and second, because by definition, they're not independent. So it's almost like having a drug store that only sells Pfizer products. So it limits the capacity of this model to expand.

And then you have the third model, which is the scaled fully independent retailers. Those guys have a more complete portfolio. They offer a broader set of services. They're starting to invest in technology. And they are, in our case at least, also accelerating the M&As. We believe that this model will be the prevalent model in the future, and Lavoro is the leading player in this segment.

Slide 32 - Lavoro is leading a new generation of retailers, helping farmers make better decisions throughout the crop cycle

Ruy Cunha:

So let's understand a little bit more about this new model. So farming is a complex operation. Farmers put their network at stake every year, and they do so in a complex environment. So they have to take 70 to 80 critical decisions in every crop season. Those decisions affect their productivity, affect their income, and they count with the retailer as a trusted advisors to help them to take the better decisions. Now, not all retailers are well equipped to make these is recommendations. So if you take a good part of the retailer in Brazil, they have the experience, they have the sales team trained in that specific region, but that's it. They don't have too many additional tools. So this is what is changing in the new model. And I'm going to explain a little bit more how.

Slide 33 - What makes Lavoro’s RTVs more effective in their role as trusted advisors

Ruy Cunha:

So if you look what makes Lavoro's sales guys effective, the first thing is, those guys are well trained to do what they do. So the vast majority of them, they have an agronomy degree from a university. If they came from the university, they will stay training for two or three years before becoming a full-fledged RTV. We also have cases in which we hire sales guys from the market or they come with an acquisition, but in any case, they will be passing through the Lavoro training program. We also provide better tools to those sales guys, and this includes CRM tools, this includes digital tools like our app that we're going to talk a little bit more about this in a minute. So better training, better technology tools. And we're also helping them by using specialized sales teams for more specific categories, more technical categories. So the more technical categories, and I'm talking about seeds and specialty fertilizers for instance.

Lavoro has dedicated teams for those highly technical sales. So these guys, they go along with the RTV who has the relationship to make sure that the recommendation on those categories that make a higher impact in their productivity, those decisions are done properly. In addition, talking about the responsibilities, they usually serve 20 to 40 clients. They live in the region that they operate, so they know the region and they know the farmer. They establish this relationship. They spend the majority of their time on the farm. So sales are done on the farm, sales are not done on the stores. And finally, looking at the incentives alignment, they have fixed salary and then variable pay as well. Variable pay reflects their ability to meet their goals that are usually related to revenues, gross margins, and cash flow metrics. The variable compensation is approximately 1% of what they sell. So we strongly believe that we have a well prepared team, well equipped, well organized, and with the right incentives.

Slide 34 - Lavoro’s retail stores serve a warehousing, logistical and administrative role

Ruy Cunha:

Now that we mention about sales guys, let's talk about the stores. So really, Lavoro's retail stores, and I would say most of the retail stores, they serve as a warehousing, logistics, and administrative hub. So those stores, they are there to support the RTVs which are on the field to help them fulfill the orders whenever needed. So the inventory sits on the stores, and whenever we need, we can do this fast delivery. CapEx for opening up a new store is not that big. So we're talking about $100,000 per store. And basically, we're talking this to invest in security, IT infrastructure and a few re-modelations. So it's really a CapEx light model.

Slide 35 - We have built a retail footprint of ~200 stores, covering ~120M of acres in LatAm

Ruy Cunha:

Lavoro has built a massive presence with almost 200 stores covering approximately 120 million acres in LatAm. In this map, and I'll leave it for a moment for you guys to see, Lavoro has a presence in Colombia and Brazil. We also have an operation in Uruguay, and we have recently announced an entrance in Chile and Peru. So with that, Lavoro is actually quickly spreading its presence throughout Latin America.

Slide 36 - The Lavoro Flywheel: our competitive advantage scales and increases farmer loyalty and market share

Ruy Cunha:

Now I'd like to summarize this part by talking about the business model that we believe is a winning business model. So we have created, over the last five to six years, a large scale platform and is also a resilient platform. It's resilient because we have all this geographic and client diversification. The scale also allows us to create better services to leverage operational efficiency and to continue investing in our M&A capabilities, which are unique in this market. It also will allow us to invest in Crop Care, which is our vertical business. Crop Care, by turn, also help us to grow sales by providing Lavoro exclusive products and also improving our margins as Crop Care, as you'll see in a moment, has very acquisitive margins.

With this additional money, we can also continue to invest in R&D. So we have a strong pipeline of products also for the next years. This will also allow us to invest in technology to improve the effectiveness of our sales team, and technology also help us to collect data for the almost 53,000 clients that we have. And this data can be transformed into valuable information to provide new services for farmers. So in summary, the more we grow and we continue doing this operation, the higher is the strategic advantage the Lavoro has.

Now, to talk more about each one of the components of Lavoro's flywheel, we're going to have a session to discuss each one of these components. And I'd like to start with the M&A components, and I'd like to call here our head of M&A, Luiz Spinardi, to talk about how Lavoro advances in the M&A area. Thank you.

Slide 37 - Lavoro’s M&A Opportunity

Luiz Spinardi:

Hello, everyone. I'm Luiz Spinardi. I'm head of M&A, and I'm here to talk about our M&A opportunities.

Slide 38 - Lavoro leads the first wave of consolidation (2016 - 2022) with a differentiated M&A strategy

Luiz Spinardi:

As we mentioned, we've seen a very intensive consolidation process in the sector over the past five years. As you can see here, there were more than 60 transactions. And despite of the consolidation and acquisition, we still believe there is plenty of room since the top 10 players still have less than 40% of the market. In this very competitive environment, we bring the most successful company with 24 acquisitions so far. And we have our unique strategy. We are focused on our proprietary deal flow. We are verticalizing our operations in high product margins, such as biologics and specialty fertilizers. And last, we are the only player who is focusing in Latin America.

Slide 39 - The Lavoro Way: Key drivers behind our success

Luiz Spinardi:

Why we've being so successful in M&A? We have some capabilities that give us a strong advantage, and I'll talk about it. First, we have a dedicated team. We have 15 people working from two countries, Brazil and Colombia, fully dedicated to M&A, probably this is the largest M&A team in agriculture in Latin America. Second, our proprietary deal flow. We don't rely on banks or financial advisors to build our pipeline. Over the past five years, we contact more than 200 companies. And it's important to mention that we build relationship with those companies — we not just contact them — because sometimes it is not the right time for us to acquire. Maybe the company's not ready, maybe it's not a region that we want to be present in. But when the moment is right, we are the first one that the company they call. We have a couple of examples of the company that we monitor for two, three years before we close.

Third, our associative approach. We build a reputation as a friendly acquirer. That's because we have flexibility in the way we structure our acquisitions. We can buy either a hundred percent of the company, or we can buy a majority stake and leave the sellers with a stake in the business. This flexibility gives us an edge for us because the good companies, they also believe in the market, but they don't have the structure and the tools to grab this growth opportunities, and that's why they partner with us. The majority of our acquisitions, we kept the sellers with a stake in the business and our interest were aligned. Fourth, the structured process. I'll come back later and talk more about our investment process. Fifth, the discipline execution. Here, I want to highlight our discipline in terms of valuation. Since we can rely on our proprietary deal flow, we don't need to be part of the auctions. So we are very disciplined in valuation. Last, the integration expertise. We have a dedicated team, and I'll talk more about it later.

Slide 40 - Case study: Desempar, the simultaneous acquisition of 5 companies

Luiz Spinardi:

To give an example of the differentials of our M&A team, I bring here a case of one of our acquisitions. We showed this as one acquisition, but in fact we acquired five companies at the same time. This is the case of Desempar. We first contacted the company in 2017. It was a group of five companies that operated independently. It was considered a group because it had a one common shareholder. He had a control stake in one of the company and a minority stake in the other four. And he tried to build a mini Lavoro by merging all the companies, but he did not make because the shareholder structure was very complex. There were 18 legal entities in more than 30 shareholders.

In June 2020, we reached an agreement to buy all the five companies altogether. It was not an easy due diligence, but since we have a large team, we were able to conduct the five due diligence at the same time. And in April 2021, we closed this deal. As soon as we closed this deal, we negotiated with suppliers to match Lavoro's price and conditions. So we gained a few points in margin. Then, we turn those five companies who operate independently in our big business units in Paraná, and now they have around $200 million in revenue.

Slide 41 - Lavoro follows a structured process to acquire small/mid-size players

Luiz Spinardi:

In the case of Desempar and all our acquisitions, we follow this five-step process. First one is screening, it's where we first contact the company. We spend a lot of time in the ground traveling, opening doors, and once we engage with the company, we move to what we call deal alert. When we get all the relevant information about the company’s special financials, we spend a lot of time on financials. And once we complete our analysis, we discuss with the management team and the board to get an approval for a non-binding offer, which is the MOU, number three. And once we reach an agreement with the company, we start our due diligence. We have a very comprehensive due diligence process covering all areas, financial, legal, environment, IT, gains, et cetera.

If there is no red flag in due diligence, we start to build our business plan. In this phase, we have all the functional areas of Lavoro involved in the process so we can map all the synergies in the acquisition. And here, we have our final approval with the management team and board to go ahead with the acquisition. Currently, we have more than 80 active targets in our pipeline, out of which, we have seven MOUs. We have four companies in due diligence and we have three companies that we are building the business plan. So if everything goes well, we should announce more acquisitions in the coming months.

Slide 42 - Our integration playbook balances a fast pace of synergy capture, while minimizing disruption to the acquired company

Luiz Spinardi:

In the same way, we have a very structured investment process, we have a very structured integration process. While we aim to capture synergies as soon as possible, we want to take care not to cause any disruption in the company. So the first phase is takeover. It's our 90-day span where we focus on taking control of the operation. So we put our team there, we see it on the cash. The second phase is growth and synergy. We start with execute our growth strategy such as opening new stores. And at the same time, we start to collect synergies by centralizing procurement. And finally, the full business integration where we can capture all the synergies. Since we have a lot of recent acquisitions, we think there is a lot of value to unlock, once we can, for integration all those business.

Slide 43 - Our M&A plan in Brazil follows a well-defined strategy for each key state

Luiz Spinardi:

Now I want to talk more about our M&A strategy starting with Brazil. Our main goal first is to be present in all relevant states in Brazil, as we mentioned, we are covering 120 million acres. In all the states we are, they represent three quarters of the area in Brazil. So for the nearby future, we are targeting to expand in Rio Grande do Sul and Bahia, which is a new market for us. And once we are in the state, we try to strengthen our position by increasing our footprint. And I'll give you an example here with the acquisition of a company in Minas Gerais. Minas Gerais was the seventh largest state in Brazil in terms of area. And we entered there in 2020, the reacquisition of Produttiva in the northwest of the state. After the acquisition of Produttiva, which was the light blue pin here in the northwest of the country, we acquired Agrozap, which is the yellow blue pin here, which was based in a region called Triângulo Mineiro. This is a very strategic region for us because it represents 45% of the area of the state.

After these acquisitions, we were the second largest retailer in Minas. And lastly, the acquisition of Floema. Floema was also based in the same region of Agrozap, Triângulo Mineiro, but in a complimentary footprint. As you can see by the balls here, which represent the sales of each company, Floema had a very strong position in the north of the region while Agrozap was very strong in the south. So with the three acquisitions, we became the number one retailer in Minas Gerais. This was our playbook for Minas, but we have this same playbook for each state so we know what the regions we want to be and we have very clear in our strategy.

Slide 44 - Our expansion plans focus on productive ag regions, and diverse crops and climates

Luiz Spinardi:

Now, as I said, we want to be a Latin American player. Why? Because we see here is a $5 billion market opportunity. In the same way in Brazil, we want to be present in all relevant states. Here in LatAm, we want to be present in all relevant countries. In Colombia, where we've been since 2017, we already done four acquisitions and we have a solid presence there. We are the leading company. And now we want to do the same with Chile, Peru. As we mentioned, we just announced our acquisition of NS Agro that allow us to enter in those countries, which is very interesting because they represent about two billion market. In the same way we did in Colombia and Brazil, we're going to do in Chile and Peru by expanding our footprint with new acquisitions in complementary regions.

Besides Chile and Peru, Paraguay is also in our top priorities. It's a very interesting country at two billion market. And it's an interest because it has a lot of similarities to Brazil. Their main crop is soybean and corn, and it has a lot of similarities with the states close to Paraguay such as Paraná and Mato Grosso do Sul. That's why we want to enter in the next few months.

Slide 45 - We intend to replicate our M&A playbook to expand Crop Care

Luiz Spinardi:

And finally, I want to highlight our strategy for Crop Care, which is our private label that Marcos is going to talk to you in a few minutes. In biologics, we want to target companies with a good portfolio of products and R&D power so we can add to Agrobiológica portfolio. And in specialty fertilizers, we are looking for company with a portfolio of high-end fertilizers and adjuvants, so we can add to UnionAgro portfolio. In both of these segments, our rationale is to cross-sell with our distribution business and expand our margin.

And just to conclude here, I just want to say that we have a proven track record in M&A with 24 acquisitions. We have a very strong pipeline and I do believe that we are well positioned to keep leading the M&A arena of this sector. And now, I'll call Marcos to give you about Crop Care.

Slide 47 - Crop Care offers a wide variety of product categories to support farmers

Marcos Freire:

Hello, everyone, my name is Marcos. I'm the head of strategy for Crop Care. So first, what's Crop Care? This is Lavoro's private label. We sell not only but mainly to Lavoro, and we operate in three main divisions. First, biologicals. So what are biologicals? These are microorganisms that apply on the seeds or the soil or even the plant, and it can be either biopesticides or biofertilizers. Biopesticide basically will attack the weed or the insect. Biofertilizer — you promote better soil health and it increase the uptake of NPK. Specialty fertilizers — these are products that will supply nutrient deficiencies to the plant. And for example, we're talking about cobalt, we're talking about molybdenum. And for products, we have foliar and solar fertilizer. We're also talking about adjuvants. Agrochemicals, here we're talking about post-patent, generic agrochemicals that we offer cost competitive products to Lavoro: fungicides, herbicides, and insecticides.

Slide 48 - We believe Crop Care is well positioned to take advantage of the growing adoption of specialties and access to the market through Brazil’s main ag input retailer

Marcos Freire:

Now let me talk a little bit deeper about our companies. So Agrobiológica, a biologicals company, we're talking here about high growth, high margin products. Then we have specialty fertilizers, UnionAgro. Basically, this is a one-stop shop model for this product category. We sell cost-effective to premium, high growth, and also high margin products. I'm going to tell that for you. And also have post-patent agrochemicals with Perterra, partnering with the right supplies in Asia and offering alternative complimentary products to Lavoro. So in '22, our revenue was nearly $8 million and we aim to reach almost 250 million in '24.

Slide 49 - Case study: Nutrien invests in verticalization to achieve higher margins

Marcos Freire:

Before I go to the details of our strategy and numbers, let me show this benchmark case, Nutrien. So Nutrien has this private label, Loveland, and Loveland operates in seeds, in fertilizers, pesticides. And then what's interesting about Loveland is the results they're achieving. So, you can see really high growth and high margin products. Basically, Crop Care has a similar strategy, which mainly what I'm going to do is offer our high margin products to increase Lavoro's margin.

Slide 50 - Crop Care’s Gross profit bridget FY22E-FY24E

Marcos Freire:

How are we going to do that? So in '22, we have a gross profit of 34 million and we're going to achieve 111 million growth by '24. And we have three main growth pillars: Agrobiológica investing heavily on new product development innovation. We also have investing in operational capacity. Second, UnionAgro with wider portfolio, with almost a hundred products. And we'll keep putting more products in the pipeline and also increasing the speed that we're selling to Lavoro. Third main pillar, Perterra, with more relationships with key Asian suppliers to offer similar or better price for agrochemicals, generic agrochemicals to Lavoro.

Slide 51 - Biological inputs are an emerging technology, helping farmers increase yields sustainably

Marcos Freire:

Now let me talk a bit deeper about biologicals. What are the main benefits that we have? So first, these the weeds, the pests, they're getting more and more used to the traditional agrochemicals. And with that, they're creating resistance. When you introduce biologicals, you are introducing a new element. And just by doing that, you have a tendency to have better results. Second, biologicals, they create better soil health. We have more microorganisms inside the soil and the plant. You have a longer root in general, and with that, you accumulate more water inside that soil. The plant becomes healthier and it's less subject to new diseases and pest. So, higher productivity.

And then sustainability, I could mention a couple of points here, but one is, there is definitely a lower carbon emission with biologicals. So for instance, in Brazil, for soybean harvest, you have to spray biologicals twice during the time of harvest for soybean. While with agrochemicals, you have to spray six, seven times. So you save the plastic packages, you also save a fuel with these sprayers. I can also mention safety aspects of biologicals. I think you all know that. But if you spray biologicals in the fruit, you can eat it without being harmless to human.

And then talking about the market. So the market today is $400 million in Brazil, but the growth rate is really significant. The last two years growth rate was 44%. And why is that? We had the adoption of the raw crops only recently in the last five years. So soybean and corn started to choose more heavily the biologicals. And with that, you see the penetration David mentioned. By penetration, I mean the total biological market divided by the total agrochemical market. You see only 3% in Brazil. Why have 12% in US? That's why we are so optimistic about this market in this company.

Slide 52 - Agrobiológica is well set up to be a leading biologics player in Brazil for years to come

Marcos Freire:

Now the growth pillars for Agrobiologica. First, let's maximize our sales through this great access that is Lavoro, 200 stores for us. Second, I told you before, now I'm going to emphasize, we have an intensive focus on new product development. We have a team of 14 people in R&D in marketing that intensively communicates with our sales representatives, getting insights from the farmers of what are the biopesticides that we can offer to cope with your problems.

We also have a well-established new product development process. We know the market size and the market growth of each active ingredient in the biopesticide market. Once we know, we understand that our product is attractive for us, we analyze our technical capabilities inside our house. So lab capabilities, production capabilities. If we're not able to produce that product, we are going to try to partner with another company, even do a B2B.

And third, that it's also very important, we're currently working with a hundred percent capacity so the demand was much higher than we expected and we acquired a large site earlier this year, I'm going to talk about that, 121 acres. That's going to be very easy for us to scale production.

Slide 53 - We believe biologics adoption will further increase with capacity and R&D expansion

Marcos Freire:

So now let me zoom in this site that we just acquired, right? So first it's really well centrally located in the country side of São Paulo. So it's close to our Brazilian Midwest, Mato Grosso, it's also not far from the northeast and close to the south, so really well located. Second, it's so large, 121 acres. So in the middle we can have our production site over there, as you can see. Then the top right-hand corner is state of the art R&D station. And then also in the middle up you're going to have a lot of a few tests for our biologicals. Once this factory is ready, there's going to be next year, it's going to be one of the largest bio factories in Latin America.

Slide 54 - Union Agro has an extensive portfolio, resilient business model and attractive margins

Marcos Freire:

Now, let's talk about our specialty products UnionAgro. So why do we like this company so much? It's really a one stop shop solution for the farmer. It offers soil products with lower prices and also offers concentrated suspension, high margins and high price. We can even have the same product with different formats, solid, liquid, concentrated suspension. Each different format will have a different price and a different effectiveness in the plant, but the client, the farmer, can choose whatever he wants. UnionAgro is in a market that is much larger in the biologics, so it's a two billion dollar market, but also we have a very significant growth rate of 17% year-over-year growth rate.

Slide 55 - Perterra offers more than 100 off-patent agrochemicals to Lavoro, through direct sourcing from Asia

Marcos Freire:

And then we have Perterra. So Perterra Agrochemical, a post-patent, generic agrochemical company. And how do you operate? So basically first we carefully select our portfolio. We make sure that we are going to select suppliers in Asia and offer products to Lavoro, where we can be competitive, where we can offer prices that are similar or better than what Lavoro already have.

Second, we also act as a supply chain risk mitigation. So for instance, last year we had the risk of a shortage of glyphosate. I think you all know that, right though? Perterra was able to partner with the right suppliers in Asia and offer glyphosate and our farmers would be not with a problem of this product.

And lastly, our ultimate goal is to improve Lavoro's consolidated margin, right? I mean Perterra's margin and Lavoro's margin. And they do that by capturing the tier three supply margin. So we offer complimentary products to Lavoro in the tier three supply segment.

Slide 56 - Wrap up: We have rapidly integrated acquisitions into Crop Care, with headroom to grow

Marcos Freire:

Okay, now I want to wrap up with some key messages for you. First, we are a highly differentiated company. We offer high margin products and high growth sales, and then we combine this very nice products with a great access to the market that is Lavoro, with 200 stores. So I have the perfect match. And with that you can see the results on the left chart. In '21, the year that we acquired Agrobiologica and Union, we represented only 3% of Crop Care sales of Lavoro sales, we represent only 3% of all the specialty product sales. In the following year, it was already 18%. This is because the farmers are demanding our products. In '21, we represented 4% of Lavoro's gross profit and we definitely see a lot of room to grow and that's why we think that we can quite quadruple our sales and achieve 17% of total gross profit of Lavoro's number.

Okay, so I know that most likely we would have a lot of questions for me. I'll be happy to answer them in the break.

Rachel Konrad:

We're going to do just a very short break, five or 10 minutes and then we'll come back and do the last half of the presentation. Thank you.

Slide 58 - Recap: Lavoro has four foundational pillars to supercharge growth for decades

Gustavo Modenesi:

My name is Gustavo, I'm the Chief Strategy Officer of Lavoro. And myself and Rob will be presenting this digital and services section to you. So for those of you who had the opportunity to see our prior presentation, this is just a recap of our growth equation. Don't worry, we'll get back to that on the financial review section. But just to place what we're going to talk about, so the services and digital opportunity, we are very excited about it. We think TPB brings a lot of value and accelerates Lavoro in this path, but given it's first stage, we are not accounting for it in our projections. So this is a potential upside to the plan.

Slide 59 - Lavoro and Pattern Ag partnership aims to bring cutting-edge services to Brazil

Gustavo Modenesi:

So let me start with where we advanced the most since our last presentation, which is in the soil testing space. So since the beginning of Lavoro, by being boots on the ground, we understood that the soil analysis in Brazil was not anywhere near the US market is. So in the US, as they've said, almost everyone does it. In Brazil, there's not even a reliable statistic about what is the adoption rate. And when you talk to farmers, you see that some guys do it once every two years, others do once every year. Some collect the soil samples themselves, others rely on the retailer, others rely on the labs. So the supply structure of the market is not there. We saw that as a channel, as a trusted advisor of the farmer, we could help them to fulfill this space, but there was no solution with the markets until we met TPB and with them Pattern Ag.

Over the past months, we had multiple sessions to discuss this partnership. And a few weeks ago we announced that we signed a sales partner agreement with them, with which we will have exclusivity in the retail space until 2024 and we will pilot it with 50,000 samples in the field. The setup period is important to adjust the product, the technology, and test the best business model with farmers in Brazil. We expect to roll it out by August '23 and our plan is to pilot it with most technified farmers. And we see it as a good fit with Crop Care clients, mainly the biological clients. So I'm not an expert in this space, so I'm going to invite Rob, our black belt, to talk more about the product and the technology.

Rob Hranac:

Thank you, Gustavo. So I'm Rob Hranac, I'm the CEO of Pattern Ag and I'm really excited to be here today to talk to you about our partnership with Lavoro. I'm first going to just take a quick step back and talk a little bit about what we do at Pattern. We really sit at the intersection of two of the trends that they talked about earlier, specifically digital agriculture and computational biology. And what we've done, fundamentally, is that we build a predictive ag platform on top of a unique biologically based soil analysis. And so I'm going to just step back for a moment and talk a little bit about what that opportunity looks like from a fundamental scientific point of view.

So today, the way that farmers understand the biology of their fields is typically through individual scouting sessions where they essentially walk through their fields and try to look at the phenotypes of the plants in their fields to understand what's going on. But scientifically, underneath their boots as they walk through those fields, every pound of soil has hundreds of billions of organisms inside it. And that pound has maybe 50,000 unique species among those organisms, that biology is fundamentally what's driving the agronomic outcomes at the end of the year for that farmer. Those organisms are interacting with the seeds that they plant as they grow into their crops. Some of them are symbiotic, some of them are antagonistic, all of them are impacting their agronomic outcome.

Traditionally, we have not had the tools scientifically to understand soil biology at scale, but thanks to the huge drop in DNA sequencing costs that Dave covered earlier, we can now apply genomics technology to take that one pound of soil and turn it into 10 million data points, specifically 10 million DNA reads that serve as biomarkers about what's going on agronomically in that field.

Slide 62 - Vertically integrated metagenomics platform sequences soil at scale

Rob Hranac:

So how do we do that, fundamentally, from a technology platform perspective? We run in-house a next generation DNA sequencing laboratory. We've invested in and in some cases designed and built our own high throughput robotic systems to go fundamentally sequence soil at scale, and that's enabled us to have the highest throughput metagenomics, soil sequencing facility commercially available in the US today.

Slide 63 - What makes genomics data uniquely powerful?

Rob Hranac:

One thing I just want to cover quickly is what makes genomics data so uniquely powerful? So in part, it's that there's so much of it. Traditional soil testing, which is traditionally looking at kind of chemical markers, you get maybe a dozen data points on a per acre basis. With genomics data, you get about a million data points per acre. In addition to that, traditional scouting, you're kind of looking at plants, sort of trying to categorize them in some sort of taxonomy. What we get from the genomic data is very detailed data about the exact species, and even in some cases, strains of organisms that are in that field.

And then what makes it really a game changer, fundamentally, in agriculture, is the same thing that makes it a game changer in human health, which is that genotyping is fundamentally predictive in the sense that DNA is predictive of the potential of life. And so just as on the human health side you see huge investments going into genomic-based testing to look ahead at diseases before they happen, we're applying that same technology in plant health fundamentally.

Slide 62 - Predictive Agronomy Platform

Rob Hranac:

And so what we have built is a unique predictive agronomy platform. For years, we've been able to understand the physical properties of soil and the chemical properties of soil. What's been missing is this complete picture of the physical, chemical and biological properties of soil. And that's what we've built our platform on. We've started off with very basic risks in the US that farmers face, predictive risks around pests and disease and have since expanded this season into biofertility and looking forward into soil health and a bunch of other areas. There's really no limit to what we can do with this technology today.

Slide 65 - US farmers without our service underspend or overspend on inputs

Rob Hranac:

So let's talk about the value proposition from a US farmer perspective, what we see. Typically, in the US, farmers are spending about half of their per acre costs on agronomic inputs. And those agronomic inputs are not only a big part of their cost structure, they are determinative in what kind of yield outcome that farmer's going to have at the end of the season. So these are critical input decisions. Today, Ruy, mentioned this a little bit in one of his slides, a lot of that is driven by agronomic advice from a trusted advisor who typically is looking at what historically happened in that field and making some calls for the farmer, fundamentally. Because we can actually predict ahead of time what's going to happen based on our genomic technology, what we found is that in every of the roughly two dozen biological analytics categories that we measure for farmers, they're either underspending or overspending on inputs.

To make that concrete, let me give you two quick examples. So in the US, farmers tend to underspend on soybean cyst nematodes in their soybean crops because if you have a low level of that disease in your crop, it's very hard to see, but you lose, say your top five bushels of yield per acre. And that is a $50 an acre top line revenue opportunity for soybean farmers today, that's hugely distributed throughout the Midwest. On the other side of it, corn rootworm is an extremely nasty pest in corn crops, you definitely don't want to get it, but it only impacts about 20% of US corn crops today. Farmers, because they can't see it ahead of time, tend to dramatically overspend on it. What our test allows them to do is to pick up the corn rootworm eggs that have been put in their soil in the fall and predict what their pressure will be when those eggs hatch in the spring. And that's a very, very powerful bottom line increase opportunity for farmers in the US.

Slide 66

Rob Hranac:

So we've taken this product into the US and distributed it over the last three years. What we're really excited to do is bring this to Brazil with Lavoro, and do what we've done in the US, which is supercharge the advice that the trusted agronomic advisors can go give farmers with data. And so just for a couple minutes, I'm going to walk you through what our product looks like so you can put your agronomist hats on and see what the experience is for the RTVs who are advising farmers. It starts with a digital map and a plan of what farmers are going to spend agronomically next season.

Slide 67

Rob Hranac:

So fundamentally, you digitize the field, then you start to make decisions with the farmer leveraging this data. So farmers typically aren't super interested in seeing lots of new data. What they care about is a concrete recommendation that's going to increase their profitability, and that's what you see here is us helping a farmer select a seed that is optimal for their field based on our soil test that will optimize the yield for that field.

Slide 68

Rob Hranac:

Then you need to think about crop protection, how do you protect from the pathogens that are out here? You can see our little stoplight chart of pathogen risk here. This helps farmers come up with their crop chemistry plan for protecting against yield loss, and previously they're really using intuition and history to guide those decisions as opposed to data.

Slide 69

Rob Hranac:

You can do the same thing with weed pressure.

Slide 70

Rob Hranac:

So just as you have issues with pests, you have issues with plants and you can do the same thing to really dial in your fertility recommendations for farmers with this exact same technology.

Slide 71

Rob Hranac:

Last, but certainly not least, in a world of growing biologicals, that Marcos talked about, this test is particularly critical to understand how to effectively place biological products in farmer's fields. So this is something that we've spent the last four years developing in the US and commercializing over the last three. We've gotten huge traction here that we're really excited about and we're delighted to be partnering with Lavoro to bring this technology to their RTVs. So with that, I'll turn it back over to Gustavo.

Gustavo Modenesi:

We are really excited to implement and roll out this solution, not only in Brazil, but Latin America as a whole.

Slide 72 - Minha Lavoro app designed to streamline relationships between farmers and Lavoro

Gustavo Modenesi:

So let's move to another area in which we already made a lot of progress, which is our Minha Lavoro App. So what we're trying to solve here, we're trying to streamline the relationship of the farmer and the retailer. And by doing that, also to save very precious RTV time so they can focus on high value activities. So just to give you an example, there are lot of frictions on the day to day interactions of the client and a retailer. So for example, if there is unforeseen rain, the farmer needs more fungicide, he needs to talk to the RTV, the RTV may not be available because he's traveling the deep ends of Brazil, then the RTV needs to contact the store to segregate the product, to be shipped immediately to the farmer. But this product may exceed the existing credit line the farmer has. So this whole process can take a few hours to be solved and creates headaches for everyone involved. By streamlining this process and having the app, we also create the possibility of developing our own marketplace with the traffic of our clients. And that opens up opportunities to add more products and services to our offering.

Just some examples of the functionalities that this app already has: so it's fully integrated with our eCommerce platform. It has pre-approved credit limits and also very interesting real-time grains pricing. So just an adaptive list as well. How does it work in Brazil for the farmer to sell its grains? Typically, the store has a whiteboard and the price of the day is written there. But the price changes every minute, every hour. So with the app, he's able to get more rich data to take better decisions and come to our end.

Slide 73 - We see an attractive opportunity to develop integrated financial services

Gustavo Modenesi:

Another area that we're really excited about is the financial services space. So that ties back to what Dave said about how the US market evolved in a fragmented way and the Brazilian market can evolve in a different path. So the financial services for rural producers in Brazil suffers from the huge distance that exists between the providers and the clients. There's a lack of data and a lot of information asymmetry and adverse selection involved. Since we are there, we know the clients, we're visiting them every week. We have access to better data and we are able to channel this product and solutions effectively to them. So what we're focusing mostly as of now is on the opportunity for credit, crop insurance, which also suffers a lot from adverse selection. The farmer wants to ensure only the part of the farm where the soil is poorer, has more sand, and the insurer is very afraid to underwrite the insurance to him, and also grain derivatives by leveraging all of our knowledge and our team to impart.

Slide 74 - Wrap-up: Lavoro is uniquely positioned to create a next-gen ag retail platform

Gustavo Modenesi:

So taking a step back, we see Lavoro as uniquely positioned to develop these services and digital solutions, because not only we have the public information that ag, fintechs, or banks have, but also we have our own proprietary database. As we merge these two together and apply data analytics, we are able to further reiterate the flywheel that we described by providing better agronomic recommendations like with Pattern Ag, new products and services, and while also incurring in a lower financial risk than what currently exists in the market. So this is a new agenda we're working on. We're very excited with the opportunity, but once again, it's not included in our projections.

Slide 76 - Recap: Lavoro has four foundational pillars to supercharge growth for decades

Gustavo Modenesi:

So what is included in your projections? Let's talk about it in this section. So once again, this is my favorite slide. Our equation of growth. So we say that we have four engines of growth, so the market expansion, growing our footprint either to M&As or organically, adding new customers in these regions and with Crop Care. And one question that we heard from many of you guys during the meetings we had. So how do you translate that mathematically into your projections?

Slide 77 - FY22 to FY24 estimated revenue growth, contribution analysis

Gustavo Modenesi:

And we brought the answer today.

So our plan for 2024 is to grow CAGR, to our top line, by around 50%, and this is driven by the expansion of the market. This is a huge component. So just to remind you, the market has been growing at 16% CAGR in the past years. Second, M&A accounts for around 40% of this CAGR. So give or take 20% per year. Our organic expansion with new stores and newer RTVs and Crop Care. Crop Care, as Marcos said, in terms of top line contribution is not that large, but in terms of gross profit and EBITDA is really accretive. So Luiz Spinardi talked about M&A, Marcos talked about Crop Care. Let me just give you some color on our organic retail expansion.

Slide 78 - Organic growth driven by optimization of same stores and expansion through new stores

Gustavo Modenesi:

Over the past years we have developed and honed this methodology about how to add more capacity to currently existing stores and where to place a new store. So we start with a very detailed market analysis, looking at the size, growth, risk, competitive environment, and once again looking at public information and our proprietary information that our commercial team gathers. Based on that, we do our business plan of how many RTVs, which stores, when, what is the potential, the ramp up curve, and then we go on by implementing it and doing, implementing a PMO as well to make everything run smoothly. This is what we've been doing the past years and we will continue to do so.

Slide 79 - FY22 to FY24 Pro-forma Adj. EBITDA margin improvement drive by key drivers

Gustavo Modenesi:

Then moving from top line to profitability. So this is our projections for EBITDA margin for the coming years. We expect it to grow to 9.2% by '24 fiscal year, driven by four levers.

The first one and very important — the growth of Crop Care in our sales mix reaching 17% of our gross profit as a whole. Second, by capturing procurement gains due to our scale and the rollout of the integration of the recently acquired companies. Third, by focusing even more on high gross margin categories, which are season specialties. So as Ruy said, we have dedicated teams to work with that, dedicated managers. And fourth, with operating leverage. So SG&A dilution, driven by the ramp up of our commercial efficiency, given that many stores are new and many RTVs are still ramping up. Capturing the synergies from recently done M&As and economies of scale of our headquarters and et cetera.

Now looking at the coming year, which we are currently into, so how are we bridging the last year EBITDA result of $89 to the '23 result of $211? So first there is the organic contribution that I'm going to give you a little bit more details in the next slide.

Slide 80 - FY23E EBITDA: organic and M&A contribution

Gustavo Modenesi:

On the inorganic part, there are two sub components. First, there are $25 million of M&As that are already closed, were closed during this fiscal year and will be part of our results. And there are $53 million of future M&As of which two are actually closed already and announced. So Casa Trevo, which marks our entering into Rio Grande do Sul, the southernmost state of Brazil, and Provecampo in Colombia, and two that were announced, they are binding MOUs but they're not yet closed. So we have NS Agro in Chile and Peru and Sollo Sul, a distributor in Paraná. And we have other six MOUs signed to fulfill the remaining part of that.

So how do we have foresight of our organic results?

Slide 81 - The business dynamics and seasonality provide visibility to our forecast

Gustavo Modenesi:

It comes from the way that the seasonality of the business works. So on the upper part of the page, in blue, you can see our accumulated revenue profile. So the bulk of our revenues, they are recognizing the second and third quarter of the year. Which is when you look to the bottom part of the page, is when the summer crop (usually soybean) is being developed and harvested. So that's when we are shipping most products and recognizing most of the revenues. However, the farmer that is planting this soybean, he has already planned this cycle many months before. So he already negotiated what he was going to buy from whom and when at which price, and placed his sales order. So as of the end of September, typically we already have 60% to 70% of our year’s sales as bookings. With that we have very good confidence about where we're going to land in terms of sales and margins.

You can also see in this page that the revenue doesn't come together with the receivables. So in Brazil and in Latin America as a whole, typically the payment is made at the end of the harvest with the money the farmer gets by selling his production.

Slide 82 - Working capital is key to the success of our operations

Gustavo Modenesi:

Having said that, so how does the working capital of this business work? So typically, as a rule of thumb, our working capital is around 20% of net sales. And during the year it hovers around this level, not necessarily following the zonality of the harvest plantation. In terms of payment terms, around 80% of our sales are paid in credits, so at the end of the harvest year, and 20% in cash. This varies year from year depending on the willingness of farmers to pay in advance, how confident they are, how does their balance sheet looks like. And with that we plan our purchases, our procurement.

So this year we're purchasing like 77% of what we buy on credit, the same on the harvest term as well. And 23% we pay in advance. What is interesting about these dynamics is that when we pay in advance to suppliers, we typically get a very hefty discount of 1.5% to 2% per month, mainly used to buy seeds and fertilizers. So this payment cycle and the procurement cycle and the inventory levels drive these working capital dynamics.

Slide 83 - Lavoro leverages its proprietary credit scores to lower credit risk

Gustavo Modenesi:

So, given that credit is such pivotal part of our business, it is also a part of it that we invested a lot in the past years. So currently we have a team of over 75 professionals working in this department of credit and collection.

We work with partners that provide technology for the processes and evaluations of credit, but we developed our own algorithm to assess the credit rating of the farmers, based on, again, public and private information. We also have the collateral for the sales as the grain production of the farmers. So I'm selling to him the inputs with which he's growing the soybeans, and the soybeans are the collateral for me to be paid in the future. But having said that, okay, so how risky is that?

So, historically our allowance for credit losses has been below 0.5% of net sales. So yeah, not a very large number. And one way to do the credit sales and I think you heard about it, or it's a doubt that many of you guys have or may have had, is what is this barter thing?

Slide 84 - Barter is a modality of sales, consisting of selling products in exchange of a commodity

Gustavo Modenesi:

So bartering is a way to do credit sales that is very common in Brazil. So how does it work? Instead of negotiating the input treatment in Brazilian reals, I negotiate with the farmer in bags of soybean, by translating the price in cash to bags based on the market commodity price of that day.

And operationally how does it work? I deliver the products to the farmer. The farmer will deliver his grains to the trading, and the trading will pay Lavoro. This modality of sales exists because farmers see a benefit in it. When they do it, they are locking in part of their commodity risk. And the retailer likes it and we like it because first we get the best collateral there is, which is their grain production. The supplier also likes it because I can provide this right to him, reducing the credit risk of the chain. And when we do that, the supplier incentivizes me with commercial discounts, so I get better margins. And also when you're negotiating grains, there is more flexibility for the RTV to negotiate cross-selling and upselling products to farmers. Because, you don't have the item by item negotiation. Also it talks and it's related to the financial services opportunity that we discussed before. So if I have their currency, the grains, I can open a digital wallet, I can provide credit, et cetera.

Slide 85 - Wrap up: Organic and M&A contribution on a fiscal year basis

Gustavo Modenesi:

So having said that, what are our projections? So in terms of revenues on the left part of the page, our plan is to achieve $3,575 million in sales. On the bottom you can see the split of the organic growth year-on-year, which is around 20% to 25% per year. The '23 figure — it's higher because there is a grain component in it due to the barter negotiations. So the fiscal '22 year was very weak for bartering because the commodity was very volatile and farmers didn't want to negotiate this modality. And in '23, it's coming back to normal levels.

If you isolate this effect, our sales are really growing at around 25%. So very much in line with our historical performance. And when you add the M&A effect, you go to the 41%, 68% and 29% per year. And on the right part of the page you can see the pro forma, adjusted EBITDA projections. So organically growing at a faster rate than the sales due to gross margin and SG&A expansion. And on the upper row the growth accounting for M&As. So this is the plan that we build and we are very confident in delivering the next years. So having said that, I'll invite Dave once again for concluding remarks. Thanks.

Slide 87 - Transaction Overview

Dave Friedberg:

So I think we've shared this in the past, the transaction details on the merger with the TPB Acquisition Corp. SPAC vehicle.

Slide 88 - At ~1.2B implied EV, Lavoro’s valuation is attractive relative to comparables

Dave Friedberg:

We have highlighted here some of the updated market comparables, and we've shared a few more than we did in the last presentation that we put together. But I think across whatever dimension we look at the business and the multiple on the transaction, we feel very good about the entry price here and consider it to be a very attractive valuation. We've highlighted in particular as we did in the last presentation, the implied multiple on Nutrien’s ag retail business by subtracting out their fertilizer EBITDA and using the industry average for fertilizer comparables which are footnoted here to get an implied current market, multiple of 8.4 and 7.4 times compared to Lavoro's 7.1 and 4.3 times pro forma adjusted EBITDA. We've also seen some significant price movement in some of these Brazilian ag businesses, retail businesses that trade on the BOVESPA, again, lighter volume but seeing market multiple start to look a lot more like some of the internationally traded ag retailers.

And obviously we've included a few comps for what we consider to be a decent for the Crop Care business, and that's obviously a significant component and growing component of the overall business.

Slide 89 - Investment Summary

Dave Friedberg:

So we thought it was prudent to include them here. So, in summary, I'll highlight once again our enthusiasm for the transaction for the business. I hope some of the materials and the presentations today helped everyone here understand the business a little bit better, and understand why we've developed a good degree of confidence in the thesis and in the management team and in the opportunity for the years ahead for the business. We're really excited to partner with Lavoro, think that we can add a lot of value as we've demonstrated in our partnership with Pattern Ag, which we consider to be just the beginning of a long road of work together, and we're going to be very active and hopefully supportive and helpful with management and in building value here for years to come. We're going to do Q&A now, and so we'll bring some chairs up and open the floor for questions. Thank you guys so much for your patience.

Rachel Konrad:

So feel free to just fire off your questions. I'm actually able to start with a question that we got from the audience virtually. So let me just start right now. For biologicals R&D, how much will be performed in-house versus outsourced?

Marcos Freire:

I can take this one. So biologics R&D, basically what we're doing is most of our investments in the products are basically done in-house. I cannot disclose the figures but the majority of our products were developed in-house. And this actually help us with creating even a higher margin. And then we saw an opportunity for the product because we don't have the technical capabilities to partner with other companies that currently represent the minority of our portfolio, and they are good to have even a better scale in terms of portfolio can offer Lavoro, and also cross-selling for the products. But it's definitely the majority for portfolio could be developed in-house.

Speaker:

Along the same line [inaudible] approach. What would be at some point as a major retailer, interest in adopting and channeling every biologics; US based biologics [inaudible]?

Marcos Freire:

For sure. I mean that's one of the topics of [inaudible] in the last past weeks that we have been discussing with TPB. We have been learning a lot about the American biologicals market, which much more advanced in so many ways. For example, biofertilizers, right? So biofertilizers is only starting Brazil and I showed you guys the new biofertilizer we just launched, and now that the sales is booming for this product. So it's pretty unique for Brazil, this product. So lot of things that we can definitely learn here and apply there.

Speaker:

I have two questions. One for Gustavo and one for Rob. Let me start with the Rob. I was wondering this product works so well in the US, this predictive model where you can regularly expect what will happen. So does it work to get to Brazil? Does it work or do you need a number of years to develop this capacity [inaudible]?

Rob Hranac:

Yeah, great question. So, our view, takes about a year of R&D to go calibrate it to a new geography. Of course, Brazil doesn't have a perfect overlap in terms of the organisms that are impacting farms agronomically from the US. It's kind of like 70% overlap, if you want a very round number on that. What we do whenever we enter a new geography is first we go take a set of what we call ground breaker samples. So you need to go generate a fair amount of data for our machine learning models to go get calibrated to new geography and then we enter commercially. So that's roughly the timeline as we see it.

Speaker:

The expectation is that will it add value when you have [inaudible].

Rob Hranac

The product can add value right away. But the full value takes more like a year or two to really start to kick in.

Gustavo Modenesi:

And that's why the date in the presentation was for August 23.

Speaker:

Gustavo, my question for you when you model those predictions, how much can one gets impacted by commodity prices, either rates impacting the funding, basically?

Gustavo Modenesi:

Yeah, very, very interesting question. So in terms of commodity price-

Dave Friedberg:

Gustavo, will you repeat it for people at home that can't, because they don't have microphones. So it would be good to repeat the question.

Gustavo Modenesi:

So the question was about for our financial projections, how do we take into account the impact of commodity prices and interest rates in Brazil? So what really drives the growth of this business is the farmer profitability. The more money farmers make, the more willing they are to invest on their land to increase their yields. Commodity prices by themselves, they can move together with input prices. And the correlation is not perfect, but if you look at the barter exchange rates, what we call the exchange relation over time in Brazil, typically it hovers around 24 bags of soybean to buy the treatments. And this is a price that farmers think it's attractive.

So having said that, the input price that mostly is more volatile in what we sell are fertilizers, but fertilizers only account for 24%, 22% of what we sell. And we have been maintaining this product mix relatively stable despite the recent booming fertilizer prices. Regarding interest rates — so, first talking about our financial costs, right? So our business has a really low leverage differently from competitors in the space. And with this transaction we will have the net cash/ so doesn’t really impact. And what we also see is that historically the discounts you get from suppliers, they haven't been related to the interest rate in Brazil, they work with separate dynamics. So it doesn't really impact us.

Speaker:

So from the day you drove the price based on the barter [inaudible].

Dave Friedberg:

If you'll repeat the question.

Gustavo Modenesi:

Oh yes. So when we do barter and we exchange the inputs for grains, how does the commodity price risk is handled, right? So how does it work? So every day we have the commodity codes in that region from many companies, and also based on international prices, freight, Brazilian premium, et cetera, at the delivery dates, on the future dates. And when we are buying the grains from the farmer, because we're selling inputs, at the same time I'm selling it to the trading company. So I don't incur commodity price risk. This has been a policy we implemented since the beginning of Lavoro, because our intent is not to be a trading company that speculates on grain prices.

Speaker:

All right, can you hear me? Okay, great. Just to follow up on that question. On the credit part of the business where the farmers have to pay you at the end of the season in cash, I presume, how high has the credit loss provisions gone in the past? I know it was not so bad last year, but during a bad crop in a particular year, what have you seen last 10, 15 years or so?

Gustavo Modenesi:

Yeah, so we do these analysis when we are... So to look at the long term past, we need to look at the companies prior to Lavoro acquiring them, because Lavoro is a very new company. So when we do the M&A financial analysis, we run their financial bad debts, their historical bad debts and our figures audited also, right? Historically the benchmark in the market is 1% with something like that.

Speaker:

Hi. So I wanted to ask about the market opportunity as you see it, because one of the areas that you talked about being a difference between US and say for example, Brazil, is the access to credit and the maturity of the credit markets for farmers. You have what you can control in your own growth trajectory, but how do you influence, or what should folks be looking for as an external factor to demonstrate that maturity of the market in such a way that they will then spend more with you?

Gustavo Modenesi:

I'm sorry. I don't know if I got the question.

Speaker:

What should we be looking for externally that really helps to unlock the spending ability of your farm customers?

Gustavo Modenesi:

Okay, so from the top of my head and maybe Ruy, and my colleagues can compliment me here. So first we see that in Brazil, the public credit that the government gives, gives hasn't been growing at the same rate as the agribusiness in Brazil. The agribusiness in Brazil is booming, but Brazil has this fiscal situation that it doesn't allow for the government to provide that much credit. So you see this separation in the trajectory of the curves, right? Another thing that you could look at is the benchmark that they brought, that the Brazilian farmer only has a 0.3 something of his production in credit, versus more than one in the US. In addition, I don't know how to quantify this now, but there is a pent up demand to renew machinery. They want to buy machinery with variable rates. They know that it's good, it will improve their Reals, but they don't have the money. And what we see on the ground as well is that there is this very relatively large informal market of credit. So one farmer asks for money from his friends when there is a month or two in which his cash flow is not matching. And the guys charge 2, 3%. A very high rate. And-

Speaker:

Per month?

Gustavo Modenesi:

Per month. And that happens because the banks can't assess proper, they are not there with the cap. And it's very difficult for them to assess the credit risk of the farmer.

Dave Friedberg

Anyone else want to add to that?

Rachel Konrad:

Go ahead.

Dave Friedberg:

You okay? Okay, go ahead.

Kevin McCarthy:

Hi, Kevin McCarthy with Vertical Research Partners. Two questions. First one would be for Luiz maybe. Can you discuss the average multiples of EBITDA that you've paid in the past for ag retailers? And as the industry consolidates has that multiple been generally stable? Or have you started to observe some upward drift?

Luiz Spinardi:

Okay. Yeah, start with the [inaudible]. As I said, we are very disciplined in terms of valuing. Okay. As I said, we see the price going up when we have some auctions, if maybe some large players in Brazil when they hire banks. That's the only case when you see the prices going up. We stay out of this auction process. For us, we have kept our multiples low single digit in the acquisitions. We kept this since the beginning. We kept our policy. That's why it's so important for us to build our own pipeline so we don't rely on this process, we can keep the acquisition low.

Kevin McCarthy:

My second question would be to do with the subject of density. You've talked about expanding inorganically within Brazil, but also opportunities in Chile through Uruguay and elsewhere. How important is it, or unimportant is it, to have density of your stores and your assets? And how do you weigh the pros and cons of being more aggressive within Brazil versus outside of Brazil?

Luiz Spinardi:

Yeah. I started maybe... Yeah. For us it is not one or another. We think there is an opportunity, both in Brazil. Like nature state, we see they really know where we want to be. No one would have the shadows where I want to be. But in Latin America, I think we sell a lot of opportunities, so we are not, okay, either I go to Latin America or I stay in Brazil. I think we can follow both of the strategies and become a larger Latin American player. We have this team in Colombia that they have a lot of knowledge on the ground from Colombia, Peru, so they know where to be in those countries. And here in Brazil we know, we have all the companies that we invest, they know where we want to be, where the market is growing. It's not a mutually exclusive strategy. We really think we can follow both of these strategies investing with our team and our capabilities.

Ruy Cunha:

Yeah, I think as Luiz has mentioned-Yeah. Can you guys hear me? As Luiz had mentioned, I think the density is important. It's I think even more important, we enter in a market in which we believe we can be relevant. We enter in a market in which we see either inorganic opportunities to open up new stores, inorganic opportunities to buy new companies or open up new stores. There are some synergies in the bigger operations, yes. So this is part of why we are organizing clusters. For instance, in Brazil there is a more mature market, we have three clusters. We are buying companies and we have the administrative team shared in those companies. So there's, yes, some synergies there. But I would say the most important driver is our ability to serve that market and to expand.

Rachel Konrad:

Great. Question from the queue here. Will small to midsize Brazilian farmers have similar financial capacity and interest levels as US farmers for Pattern Ags very sophisticated analytics?

Rob Hranac:

Yeah, I can maybe start with that, and then Lavoro folks can follow-up. If you look at the market segment that Lavoro targets in Brazil, it's almost exactly our key market segment in terms of farm size in the US. If you look at the penetration of soil testing in Brazil, obviously there's a ton of low hanging fruit compared to the US market. Really, as we work with Lavoro to access this new market from our perspective, we just think there's a huge amount of opportunity to do even just some of the basics around soil testing in addition to some of the more advanced testing that we do.

Gustavo Modenesi:

And just to add up, if you remember the statistics that they've brought up, the Brazilian farmer is very profitable. He has room in his P&L, and he has the balance sheet to invest further in his production.

Speaker:

Fast forward 2024, and we're looking back, let’s say you haven't hit your business plan in your financial forecast. Why would that be? In other words, I'm asking you, you want to take risks to your plan and forecast?

Ruy Cunha:

I think I can start with that. As mentioned, we were very thoughtful of our projections. Now, there are things that in agriculture we may not control as related to climate events or farming income. But we do not see any meaningful risk, any particular regarding farming income, which is a key metric. We don't expect our projections to be off. We are comfortable with that. I don't know if-

Speaker:

Can I ask a follow-up?

Ruy Cunha:

Yeah, yeah.

Speaker:

Of the 2023 projections, I think $93 million EBITDA is from M&A yet to announce. It's MOUs, we know that MOU's fall apart all the time. And it may take longer than you expect. But it's interesting that you didn't hide like that as one of the main risks and so it sounds like you very high confidence level.

Ruy Cunha:

Yeah. Do you want to talk about the M&As?

Luiz Spinardi:

Yeah. I think first, as Gustav said, we have two deals that we announced. Is buying the MOUs, but-

Speaker:

We have six that have [inaudible]-

Luiz Spinardi:

Yeah. And to give an example, in the beginning when we started the thesis, our death rate was around 50%. But in the past year we can see it's around 20%. Because as I mention in our process, we spent a lot of time to understand the financial fields of the company. So getting the due diligence, which was a part of most of the company's style, we don't have to drop the deal. Historically, we have a learned curve in the M&A. After looking more than 200 companies, we've done more than 52 divisions. So we learn. We are pretty confident in the pipeline in the MOUs we have. We know there is some companies that is going to die in the due diligence, someone we are going to not pursue the acquisition. But we still think we have a very strong pipeline and we are always recycling this.

Speaker:

Would you expect to not pay more than single digit multiples of EBITDA that you gave historically on six [inaudible]-

Luiz Spinardi:

Sure. We should to keep our discipline.

Speaker:

And are there costs or revenue synergies in these pending or potential transactions?

Gustavo Modenesi:

The single digit multiple, does it account for synergies? But these deals do have synergies, right? Both in terms of revenue, because we're able to accelerate the growth rate of the companies we acquire in COGS with our centralized procurement. And in the second and third year on SG&E.

Dave Friedberg:

We have talked publicly about the multiples, right?

Ruy Cunha:

Yeah, we have. About what we use to pace, it's something between five times EBITDA prior synergies. It's previous year without synergies, more or less.

Rachel Konrad:

Can I just ask a question that we got online on the same topic? What have been the characteristics of historic acquisitions that failed to meet internal targets?

Gustavo Modenesi:

Tricky question, huh? No, but I think it's very important that we learned a lot through this process. We are a high growth company, and there were mistakes during the period. One of them that marked me, and maybe we can comment and add another one. One of our first acquisitions in Brazil, we put our pedal on accelerator too soon, too fast. We tried to double the number of stars of the company in one year, and the company was not structured yet. It was fragile in terms of management systems. We were starting, we didn't have the management system that we have nowadays. So with that, for a period we didn't have the full control of the company, and the margins, et cetera. So with that, we learned to balance more the rate of growth, especially in the first years.

Ruy Cunha:

I think the integration process is really key. We've learned, after more than 22 acquisitions. So as Gustav mentioned, in the beginning we made mistakes related to accelerating the growth probably way too soon, or taking costs out also way too soon. Those are companies that they are not sophisticated, sometimes they don't have systems. And if you take out some of the structure before the... For instance, to take some cost and move through the shared services operation that we actually have. If you do that too soon without preparing the company to do so, you are actually destroying value or you can lose control. What we have developed over the last years is a well-disciplined integration approach. In the first year we're really taking control of the company, taking control of the cash flows, understanding what is going on, making sure we have the team in place. And then in the second and third year we're going to work towards growth, and then synergies. But it's a much more gradual process to minimize risks.

Speaker:

Two questions. Number one, just the competition around the M&A piece. Obviously, you've talked about Nutrien as one of the players that you kinda compare yourself to them. They've been very active in Brazil, [inaudible]. How would you describe the differences between your approach, Nutrien’s approach, and why do you think you can win when you are going after targets if they maybe approached.

Ruy Cunha:

Yeah. The question was basically about competitions on M&A, and specifically the competition with Nutrien, which is a major player where capitalize, and also doing acquisitions in the region. What we have developed is what we believe is a unique capability to identify good targets which are usually mid-sized companies with a lot of growth potential. Those are not always well-structured, but we do have a clear roadmap on how to structure them after the acquisition. And we developed this technology of doing this fast and in a very disciplined way using the multiples that I just mentioned. We made, on average, four acquisitions per year, sometimes more. Nutrien has a different approach, they usually go towards more ready companies, usually larger companies that also goes for larger EBITDA multiples. And I think they have this different approach of looking for, I would say, more developed companies. And I would say this is not the vast majority of the targets that we have in the market. By using our approach, I believe we can grow faster and we can accelerate M&A faster than Nutrien. This is what we have seen over the last years.

Gustavo Modenesi:

Okay, just one more point. Luiz mentioned that we are more flexible in terms of the structure of the transaction as well. We buy majority, but we don't have to buy 100%. What we saw so far of Nutrien is they want to buy 100%. And the founder not necessarily wants to leave, he wants to get part of the upside. And so there is a segment of the market that is not addressed by Nutrien in our view.

Speaker:

Okay. And then the second question is just along the lines of that, if we take a look and following-up on his question earlier on the future EBITDA contribution from M&A. It's interesting to see if you just quickly do the math of what's been announced already and going to be incorporated has a higher margin profile than what you think you might be adding in 2024. Is there a rational behind why you see a slow down in the margin contribution? Just the EBITDA margin looks smaller for what you might acquire in two, three years out, versus what you just acquire this year.

Gustavo Modenesi:

We can check better, but I think it has to do with the mix of Crop Care versus distribution targets. Distribution targets have single digits EBITDA margins, Crop Care targets have 20 to 30% EBITDA margins.

Speaker:

Thank you. A couple of questions. Firstly, if my math is right, probably you make around $600,000 in EBITDA per location. Is there a target you have, or what you think is normalized, or a maximum amount in Latin America?

Gustavo Modenesi:

Yeah. I think your math is right. Nowadays our typical store on average, if you just divide the revenues by the number of store, we're selling around 35 million Reals. So $7 million, give or take. But many of these stores are not yet mature. Around 40% of our stores have been opened in the past three years, so they're going up in this productivity curve. There's still a long way to go. And with that, you'll get operational leverage in that cost and in that EBITDA.

Speaker:

Okay, thank you. And the second is, at least on the fertilizer business, which I think is almost a quarter of your distribution revenues there, we've seen tremendous volatility. What strategies are you employing to avoid essentially having your margins squeezed or even realize losses during this period? And if there are any examples of what happened over the past six months with what we saw in Brazil.

Ruy Cunha:

As you properly pointed out, fertilizer prices have been very volatile. The way that we used to operate is that we try to minimize large buying positions without being covered by a selling position. We try to match what we buy and what we sell. When you see a market with fertilizer prices more stable or even going up, you may feel more comfortable to take a large position of buying then eventually selling. But what we're doing right now is we are trying to match buying and selling. We avoid a lot of exposure, and we only buy a second batch when we ended up selling the first one. By doing this different approach, we take smaller positions and then we reduce our volatility as well. Also remember, we are a markup business, usually we put a margin on top of the prices that we are buying. We also protect our margins in this sense.

Rachel Konrad:

Question from the online audience. Are there aspects within AgTech you believe are poorly suited for adoption in Brazil that may be taking market share elsewhere?

Dave Friedberg:

I can tell you what, I don't believe in an AgTech. I don't know, that's...

Gustavo Modenesi:

Maybe just to pick it off. And the AgTech space in Brazil is very early stage. It's very rare to see a company doing a Series B. They're either seed or Series A. The product market fit is not there yet, they're trying to develop their solutions. I think there is a very fervent market there on credit solutions like we mentioned, on automating the gathering of data in the farm. But the supply of company's solutions is not mature yet. So that's why we're excited to, as Brazilians, to take a look at the US and what is going on here, because you guys are a few years or decades ahead of us.

Dave Friedberg:

Biofertility is probably a good example to answer that question. There's pretty significant biofertility traction in the US with a number of startups I know folks in this room know well. And they have not made their way to Brazil yet. And I think it was Tom that asked the question, right? Probably a very good case for a partnership model for these sorts of products with a significant IP to partner. We're seeing the efficacy, we're seeing the uptake, and obviously the growth curve on a few of these that we all know well is quite significant in the US right now.

Marcos Freire:

Yeah. And to that, biofertility, for example, we don't have now a very detailed widespread study about the reduce of the amount of NPK that would have in the plants and soybean, corn, by using biofertilizers. Right? I know that in the US it's pretty much well-known, but in Brazil we don't have. So this is something that we're partnering with universities to have a serious paper to prove to our customers and farmers that you can save on NPK by using biofertilizers. This is something that we're investing,

Dave Friedberg:

But the pricing power is pretty significant. What, $30, $40 an acre with $60 return to end? It could be off on that by a few dollars, but it's a pretty valuable product set with high margin.

Speaker:

Hi. Just curious on the soil testing side of the business, and just curious as to if you took... First of all, how spread apart are the samples that you're taking, and what is the genetic variability within a hectare as far as percentage of the microbes that you're seeing? And how does that compare US versus Brazil?

Rob Hranac:

Yeah. If you look at sampling densities, they vary in some different ways. But roughly you're talking about one sampling core per acre, and that's typically six inch, three quarter inch diameter core. That's roughly the density is one per acre in the US. And if you look at the field to field variability, that's both a spatial and a temporal variability question that gets very complex when you're dealing with tens of thousands of species to really even try to come up with a simple number. But if you want to very simple number across a broad geography in agricultural fields, which to be clear are highly engineered systems at this point, fundamentally. It's not a natural ecosystem, it's engineered for agricultural productivity. You'll see roughly 60% similarity across time and space, but that's a very high level answer in terms of the biological content of that soil.

Speaker:

Great. And then if I could just follow-up on, when you think about converting pasture land to planted crops, is irrigation more of an opportunity? Is that an equipment sale opportunity for the business, or just how to think about that?

Ruy Cunha:

Irrigation is not that well-developed in Brazil. And in particular, not well-developed in retail channels. It's not on the short-term plan, maybe in the future. But I think we do have other areas to explore before that.

Rachel Konrad:

One more question over here, and then we're going to go to the breakout rooms after that. It's right in there. Right there. Yep.

Speaker:

Thank you. I was just curious if there were any opportunities to bring Crop Care products outside of Latin America. I guess, given current adoption rates to the market, potential's pretty big in that region. But I'm curious if you see any potential for those products to be competitive in other geographies.

Marcos Freire:

Yeah. Since this partnership with TPB, as I said, we're learning about US, we're learning about other countries. And we are also showing the details of our products and the benefits. So yes, of course we have to understand the regulation of applying the biologics in specific country. Because, for example, we are already applying and study to apply our products in Colombia, why can't we just go to other countries, right? So yes, it's in our pipeline of studies to perhaps move further to Brazil and to America with our products.

Rachel Konrad:

Okay, thank you. Thank you so much. Thank you everybody for coming, really appreciate it. Both in person and the Zoom audience. This concludes the Zoom audience participation right now. And we have some casual breakout rooms as well, so we can continue the conversation in smaller groups. Very, very casual. All of these guys are going to be available, so please continue. And thank you very much.

Additional Information and Where to Find It

The proposed business combination will be submitted to shareholders of TPB Acquisition Corporation I (“TPB Acquisition Corp.”) for their consideration. Lavoro has filed a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement to be distributed to TPB Acquisition Corp.’s shareholders in connection with TPB Acquisition Corp.’s solicitation for proxies for the vote by TPB Acquisition Corp.’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. TPB Acquisition Corp.’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with TPB Acquisition Corp.’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about TPB Acquisition Corp., Lavoro and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by SPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to: TPB Acquisition Corporation I, 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

TPB Acquisition Corp., Lavoro and their directors and executive officers may be deemed to be participants in the solicitation of proxies from TPB Acquisition Corp.’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of TPB Acquisition Corp. and Lavoro and information regarding their interests in the proposed business combination is set forth in the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the growth of Lavoro’s business and its ability to realize expected results and the expected benefits of the business combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro and TPB Acquisition Corp.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that shareholder approval will not be obtained; the risk that the transaction may not be completed by TPB Acquisition Corp.’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TPB Acquisition Corp.; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the proposed business combination agreement by the shareholders of TPB Acquisition Corp.; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination agreement; the effect of the announcement or pendency of the proposed transaction on Lavoro’s business relationships, operating results, and business generally; risks that the proposed transaction disrupts current plans and operations of Lavoro and potential difficulties in employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against Lavoro, TPB Acquisition Corp. or the combined company related to the proposed business combination agreement or the proposed transaction; the ability to maintain the listing of TPB Acquisition Corp.’s securities on a national securities exchange; the price of TPB Acquisition Corp.’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which TPB Acquisition Corp. plans to operate or Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting TPB Acquisition Corp.’s or Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the combined capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; changes in domestic and foreign business, market, financial, political and legal conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination agreement; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries and other risks and uncertainties indicated from time to time in the final prospectus of TPB Acquisition Corp. for its initial public offering and the proxy statement/prospectus filed by Lavoro relating to the proposed business combination or in the future, including those under “Risk Factors” therein, and in TPB Acquisition Corp.’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TPB Acquisition Corp. nor Lavoro presently know or that TPB Acquisition Corp. nor Lavoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect TPB Acquisition Corp.’s and Lavoro’s expectations, plans or forecasts of future events and views as of the date of this press release. TPB Acquisition Corp. and Lavoro anticipate that subsequent events and developments will cause TPB Acquisition Corp.’s or Lavoro’s assessments to change. However, while TPB Acquisition Corp. and the TPB Acquisition Corp. may elect to update these forward-looking statements at some point in the future, TPB Acquisition Corp. and Lavoro specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing TPB Acquisition Corp.’s or Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release and/or other information does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication and/or other information relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the transaction. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.

Contacts

For Lavoro:

Guilherme Nascimento

guilherme.augusto@lavoroagro.com.br, +55 66 9 9911-3093

Fernanda Rosa

fernanda.rosa@lavoroagro.com, +55 41 9 9911-2712

For TPB:

Rachel Konrad

rachel@tpb.co, +1-650-924-5471